                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                          General Kinetics Incorporated
                          -----------------------------
                                (Name of Issuer)


                     Common Stock, par value $.25 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    37017210
                                    --------
                                 (CUSIP Number)

                                Mr. Reiner Steck
                         Rabo Investment Management Ltd.
                             Brandschenkestrasse 41
                                 CH-8002 Zurich
                                   Switzerland
                              (011 41 1) 28 72 850
                              --------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

-------------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON                                                       Rabo Investment Management Ltd.
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON
-------------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                                      (a) [ ]
                                                                                                                 (b) [ ]
-------------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS                                                                                             OO
-------------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                          [ ]
          TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION                                                               Switzerland

-------------------------------------------------------------------------------------------------------------------------
        NUMBER OF           7    SOLE VOTING POWER                                                            17,485,000
         SHARES           -----------------------------------------------------------------------------------------------
      BENEFICIALLY          8    SHARED VOTING POWER                                                                   0
          OWNED           -----------------------------------------------------------------------------------------------
         BY EACH            9    SOLE DISPOSITIVE POWER                                                       17,485,000
        REPORTING         -----------------------------------------------------------------------------------------------
         PERSON             10   SHARED DISPOSITIVE POWER                                                              0
          WITH
-------------------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                        17,485,000
-------------------------------------------------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                          [ ]
-------------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                       77.7%
-------------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                                                                    IA
-------------------------------------------------------------------------------------------------------------------------



                               Page 2 of 18 Pages

ITEM 1.           SECURITY AND ISSUER

                  This Amendment No. 1 amends and restates in its entirety the
Schedule 13D of Rabo Investment Management Ltd., f/k/a Gutzwiller & Partner Ltd., with respect to the shares of Common Stock, par value $.25 per share (the "Common Stock"), and 1% convertible debentures due August 14, 2004 ("New Convertible Debentures") convertible into 17,990,000 shares of Common Stock, of General Kinetics Incorporated ("GKI"), a Virginia corporation. The principal executive offices of GKI are located at 14130-A Sullyfield Circle, Chantilly, Virginia 20151.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) - (c) This Amendment No. 1 to Schedule 13D is being filed by Rabo Investment Management Ltd. (the "Manager"), f/k/a Gutzwiller & Partner Ltd., a corporation formed under the laws of Switzerland. The Manager is a Swiss investment adviser whose principal offices are located at Brandschenkestrasse 41, CH-8002 Zurich, Switzerland. The name, business address and principal occupation of each director and executive officer of the Manager and its parent, Rabo Robeco Bank, Ltd. (the "Bank"), are set forth on Schedule A hereto, which is incorporated by reference. All information in this Schedule 13D with respect to the persons listed on Schedule A is given to the knowledge of the Manager.

                  The Bank is the Manager's sole shareholder and therefore may be deemed to control the Manager. The Bank is an investment banking organization formed under the laws of Switzerland; its principal address is Brandschenkestrasse 41, CH-8002 Zurich, Switzerland. The Bank acquired all of the outstanding equity interests in the Manager from the management of the Manager on October 10, 1996.

                  (d) During the past five years, neither the Manager, the Bank nor any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, neither the Manager, the Bank nor any of the persons listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of the individuals listed in Schedule A are citizens of Switzerland, except Mr. Hoyte Sillevis Smitt, who is a citizen of the Netherlands.




                               Page 3 of 18 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  1.       Common Stock.

                  The Manager is the economic beneficial owner of and holds sole voting and dispositive power over 242,700 shares of Common Stock (the "Manager Shares") which were purchased by the Manager in the transactions specified in Schedule B. The amount of funds used to purchase the Manager Shares aggregated approximately $11,700 (exclusive of commissions). The source of the funds used by the Manager to purchase the Manager Shares was working capital.

                  In addition, the Manager may be deemed to be the beneficial owner of 1,472,300 shares of Common Stock ("Client Shares") held in accounts managed by the Manager, and with respect to which the Manager holds voting and dispositive power, on behalf of various clients who hold beneficial economic ownership thereof. The Manager's purchases of the Client Shares were effected with funds provided by clients of the Manager in an approximate amount of $3,571,230.

                  2.       Debentures.

                  As discussed in detail below, during the period beginning in December 1992 and ending in August 1994, the Manager acquired, for the account of its clients, debentures of GKI comprised of convertible subordinated debentures and Series A - E subordinated debentures (collectively, the "Old Debentures"). On August 14, 1994, GKI restructured its then outstanding Old Debentures by issuing the New Convertible Debentures. The New Convertible Debentures have an aggregate face value of $8,995,000 as of the date of this Amendment No. 1, and are convertible into 17,990,000 shares of Common Stock.

                  The Manager is the economic beneficial owner of New Convertible Debentures ("Manager Debentures") in an aggregate face amount of $585,000, which were purchased by the Manager in the transactions specified in Schedule C. The amount of funds used to purchase the Manager Debentures was approximately $187,500. The source of the funds used by the Manager to purchase the Manager Debentures was working capital.

                  In addition, the Manager may be deemed to be the beneficial owner of New Convertible Debentures managed by the Manager having an aggregate face value of $7,300,000 ("Client Debentures"). The Manager holds voting and dispositive power over the Client Debentures on behalf of various clients who hold beneficial economic ownership thereof. The Manager's purchases of the Client Debentures were effected with funds provided by clients of the Manager in an approximate amount of $6,980,000.

                  The history of these acquisitions is as follows:



                               Page 4 of 18 Pages

                  (1) On December 14, 1992, the Manager acquired from GKI, on behalf of clients, 1% subordinated convertible debentures of GKI due October 20, 2002 (the "Old Convertible Debentures") in an aggregate face amount of $2,750,000. The Old Convertible Debentures were convertible into shares of Common Stock at a conversion price of $1.375 per share and were purchased for $2,000,000. The Old Convertible Debentures were exchanged for New Convertible Debentures on August 14, 1994, as discussed in paragraph (5) below.

                  (2) On March 30, 1993, the Manager acquired from GKI, on behalf of clients, 4% Series A and Series B subordinated debentures of GKI in a combined aggregate face amount of $2,500,000 for a purchase price of $2,420,000. The Series A debentures, due March 30, 1994 and issued in the aggregate face amount of $1,500,000, were redeemed on March 30, 1994, as discussed in paragraph
(4) below. The Series B debentures, due March 30, 1995 and issued in the aggregate face amount of $1,000,000 (with proceeds to GKI, net of prepaid interest, equaling $920,000), were exchanged for New Convertible Debentures on August 14, 1994, as discussed in paragraph (5) below.

                  (3) On August 15, 1993, the Manager acquired from GKI, on behalf of clients, 4% Series C subordinated debentures of GKI due August 15, 1994 in an aggregate face amount of $2,000,000 for a purchase price of $1,920,000. The Series C debentures were exchanged for New Convertible Debentures on August 14, 1994, as discussed in paragraph (5) below.

                  (4) On March 30, 1994, the Manager acquired from GKI, on behalf of clients, 4% Series D and Series E subordinated debentures of GKI due March 30, 1995 in a combined aggregate face amount of $2,000,000 for a purchase price of $2,000,000. The proceeds of the sale of the Series D debentures, issued in the aggregate face amount of $1,500,000, were used to redeem the Series A debentures discussed in paragraph (2) above. The Series E debentures were issued in the aggregate face amount of $500,000 for a purchase price equal to the face amount thereof. The Series D and E debentures were exchanged for New Convertible Debentures on August 14, 1994, as discussed in paragraph (5) below.

                  (5) On August 14, 1994, GKI restructured all of its then outstanding Old Debentures (comprised of the Old Convertible Debentures and the Series B, C, D and E debentures) by issuing in exchange therefor New Convertible Debentures in an aggregate face amount of $7,750,000 to the Manager. The New Convertible Debentures mature on August 14, 2004, are convertible into shares of Common Stock at a conversion price of 50 cents per share and bear interest at 1% per annum payable annually in arrears. In addition, on September 21, 1994, the Manager acquired additional New Convertible Debentures on behalf of clients in the face amount of $1,750,000 for a purchase price of $1,660,000.

                  During fiscal 1997, New Convertible Debentures in the face amount of $75,000 were converted into 150,000 shares of Common Stock. In August 1997, New Convertible Debentures in the face amount of $30,000 were converted into 60,000 shares of Common Stock. In May 1998, GKI repurchased New Convertible Debentures in the face amount of $300,000


                               Page 5 of 18 Pages
from clients of the Manager for a purchase price of $100,000. In October 1998, GKI repurchased New Convertible Debentures in the face amount of $100,000 from clients of the Manager for a purchase price of $33,000. These transactions are listed in detail in Schedule C. As of the date of this Amendment No. 1, the Manager holds voting and dispositive authority over New Convertible Debentures with an aggregate face value of $7,885,000 and convertible into 15,770,000 shares of Common Stock, of which $585,000 in face amount (convertible into 1,170,000 shares of Common Stock) are Manager Debentures and $7,300,000 in face amount (convertible into 14,600,000 shares of Common Stock) are Client Debentures. In addition, since 1994, clients of the Manager have withdrawn $1,215,000 of New Convertible Debentures from management by the Manager, as listed in detail in Schedule C, with the result that the Manager now has $7,300,000 in New Convertible Debentures under management.

                  The New Convertible Debentures were originally subject to the terms of a pledge and security agreement, dated as of August 14, 1994 (the "Pledge and Security Agreement"), on file with the Securities and Exchange Commission ("Commission") as described under Item 7 hereof. The Pledge and Security Agreement provided for a security interest in substantially all the assets of GKI, with certain exceptions (including, without limitation, exceptions for accounts receivable and other financing), to secure the obligations in respect of the New Convertible Debentures. However, the Pledge and Security Agreement was never implemented. The shares of Common Stock issuable upon conversion of the Convertible Subordinated Debentures are also entitled to certain registration rights under the Securities Act of 1933, as specified in the form of the Convertible Subordinated Debentures.

                  On October 10, 1996, the Bank acquired all of the outstanding equity interests of the Manager from members of the Manager's management.

ITEM 4.           PURPOSE OF TRANSACTION

                  1.       Background and Settlement Agreement.

                  The shares of Common Stock and the New Convertible Debentures held by the Manager were acquired for investment purposes. Prior to February 25, 1994, the Manager had been acting under the mistaken assumption that the Manager was bound by the terms and conditions of a proxy agreement issued in compliance with requirements imposed by the U.S. Department of Defense as a measure necessary for GKI to maintain national security clearances, and in connection therewith, to prevent the Manager from exercising foreign "control" or "influence" over the activities of GKI. The Manager had been advised that Messrs. Norman Brandeberry and Edward Stucky, who were directors and officers of GKI, were the holders of a 10-year irrevocable proxy granted by the Manager. However, upon investigation and after due inquiry, the U.S. Department of Defense advised GKI and the Manager that it did not require the issuance of such a proxy to Messrs. Brandeberry and Stucky, and the Manager determined that no such proxy in fact existed. Thereupon the Manager determined to seek to exercise an influence over GKI commensurate with its holdings of GKI's debt and equity in view of the



                               Page 6 of 18 Pages

Manager's dissastifaction at that time with GKI's management. After negotiation, on March 2, 1994, the Manager entered into a Settlement Agreement with three directors of GKI, Edward Stucky, Norman Brandeberry, and Shawn O'Keefe, which provided in principal part that:

                         (a) Messrs. Stucky, Brandeberry and O'Keefe would
resign from the Board of Directors of GKI;

                         (b) Robert K. Gardner, Larry M. Heimendinger, Mark E.
Cotnoir and Richard J. McConnell would be appointed to the Board of GKI;

                         (c) the by-laws of GKI would be amended to provide that
a Special Meeting of Shareholders may be convened by shareholders together holding at least 40% of the number of shares of GKI outstanding and entitled to vote; and

                         (d) the Manager would provide general releases to the
resigning directors (Messrs. Stucky, Brandeberry, and O'Keefe) from liabilities arising out of matters concerning GKI.

                  2.      Management.

                  On March 24, 1994, David Shaw, the Chairman and Chief Executive Officer of GKI, submitted his resignation at the request of the new directors of GKI who had taken office on March 2, 1994. Mr. Larry Heimendinger was selected by the GKI Board as Chairman and since that time has served as chief executive and chief operating officer of GKI.

                  As of the date of this Amendment No. 1, the GKI Board of Directors is comprised of Messrs. Heimendinger (Chairman), Cotnoir and McConnell, and Thomas M. Hacala.

                  Except as set forth herein and in the Schedule 13D previously filed by the Manager, the Manager has not formulated any plans or proposals which relate to or would result in any of the events enumerated in sub-items (a) through (j) of Item 4 of Schedule 13D. However, the Manager will review its investment in GKI from time to time and reserves the right to take or not take any action it deems to be in its best interest or to change the intentions described above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) GKI's quarterly report on Form 10-Q for the quarter ended August 31, 2001, as filed with the Commission on October 15, 2001 states that, as of August 31, 2001, there were 6,718,925 shares of Common Stock outstanding. If all New Convertible Debentures controlled by the Manager were converted into 15,770,000 shares of Common Stock, the Manager would be deemed to own 17,485,000 out of 22,488,925 shares of Common Stock then outstanding, or 77.7% of the Common Stock of GKI, when computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.



                               Page 7 of 18 Pages

                  Item 3 of this Amendment No. 1 describes in detail of the beneficial ownership of the Manager Shares, Manager Debentures, Client Shares and Client Debentures and is incorporated herein by reference.

                  (b) The Manager has sole voting and dispositional power over the 242,700 Manager Shares and the $585,000 of Manager Debentures. Pursuant to the investment management agreements between the Manager and its clients (the "Management Agreements"), the Manager has the sole power to vote the 1,472,300 Client Shares and $7,300,000 of Client Debentures. In addition, pursuant to the Management Agreements, the Manager has the discretionary authority to dispose of the Client Shares and the Client Debentures.

                  (c) Attached hereto as Schedule B is a schedule of the transactions effected by the Manager in the Manager Shares and the Client Shares. Attached hereto as Schedule C is a schedule of the transactions effected by the Manager in the Manager Debentures and the Client Debentures.

                  (d) Clients of the Manager holding beneficial economic ownership of the Client Shares and the Client Debentures have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Client Shares and the Client Debentures.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  1.       Voting Arrangements.

                  With respect to the voting of shares of Common Stock, pursuant to the Management Agreements, the Manager has been granted the power by its clients as the beneficial economic owners of the Client Shares to vote 1,472,300 shares of Common Stock.

                  2.       Dispositive Power.

                  With respect to dispositive rights, pursuant to the Management Agreements, the Manager has been granted discretionary authority by its clients as the beneficial economic owners of the Client Shares and the Client Debentures to sell and purchase such securities.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  1. Agreement by and between GKI and Gutzwiller & Partner Ltd., the Manager's name prior to its acqusition by the Bank, dated October 20, 1992, and a letter of clarification regarding such agreement from Edward J. Stucky to David A. Shaw dated October 23, 1992, on file with the



                               Page 8 of 18 Pages

                           Commission as Exhibit 4.1 to the Annual Report on Form 10-K of GKI filed with the Commission on December 1, 1992.

                  2. Pledge and Security agreement, dated as of August 14, 1994, by and between the Manager and GKI, on file with the Commission as Exhibit 4.7 to the Annual Report on Form 10-K of GKI for the year ended May 31, 2001 (the "Annual Report") filed with the Commission on August 29, 2001.

                  3. Definitive Form of 1% Convertible Debentures due August 14, 2002, on file with the Commission as
                           Exhibit 4.8 of Amendment No. 1 to the Annual Report filed with the Commission on September 28, 2001.




                               Page 9 of 18 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2001                     Rabo Investment Management Ltd.

                                           By: /s/ Hoyte Sillevis Smitt
                                               ---------------------------------
                                                 Name:    Hoyte Sillevis Smitt
                                                 Title:   Manager of the Board


                                           By: /s/ Bruno Morf
                                               ---------------------------------
                                                 Name:    Bruno Morf
                                                 Title:   General Manager








                               Page 10 of 18 Pages

                                                                      SCHEDULE A

                  The business address for all individuals listed in this Schedule A is Brandschenkestrasse 41, CH-8002 Zurich, Switzerland.

                         MEMBERS OF THE MANAGING BOARD*

Name                         Principal Occupation
----                         --------------------
Dr. Heinz Zimmer             Chairman of the Board of Directors of Rabo
                             Investment Management, Ltd. and Chief Executive
                             Officer of Rabo Robeco Bank (Switzerland) Ltd.

Mr. Hoyte Sillevis Smitt     Member of the Board of Directors of Rabo Investment
                             Management, Ltd. and Member of the Executive
                             Management Team of Rabo Robeco Bank (Switzerland)
                             Ltd.

Mr. Hanspeter Wust           Member of the Board of Directors of Rabo Investment
                             Management, Ltd. and Member of the Executive
                             Management Team of Rabo Robeco Bank (Switzerland)
                             Ltd.

                               EXECUTIVE OFFICERS

Name                         Principal Occupation
----                         --------------------
Mr. Bruno Morf               General Manager of Rabo Investment Management, Ltd.
                             and Senior Vice President of Rabo Robeco Bank
                             (Switzerland) Ltd.

Mr. Salomon Guggenheim       Senior Vice President of Rabo Investment Management
                             Ltd.

Mr. Markus Stamm             Senior Vice President of Rabo Investment
                             Management, Ltd. and Rabo Robeco Bank
                             (Switzerland) Ltd.




---------------
* The same individuals comprise the Managing Boards of each of Rabo Investment Management, Ltd. and Rabo Robeco Bank (Switzerland) Ltd.


                               Page 11 of 18 Pages

                                                                      SCHEDULE B


                                  CLIENT SHARES
                                  -------------

1. Shares Purchased or Sold

     DATE                    NUMBER OF SHARES     PRICE PER SHARE    BOUGHT/SOLD
     ----                    ----------------     ---------------    -----------

MARCH 02, 1994*                2,976,000
March 15, 1994                    10,000              1.7500             B
March 29, 1994                   -10,000              1.7000             S
June 6, 1994                      80,000              1.7000             B
June 23, 1994                     10,000              1.6900             B
June 23, 1994                      5,000              0.6300             B
June 23, 1994                      5,000              0.6300             B
June 23, 1994                     10,000              0.6300             B
June 23, 1994                     10,000              0.3900             B
June 23, 1994                     15,000              0.3100             B
June 23, 1994                     10,000              0.6300             B
June 23, 1994                     10,000              0.6300             B
June 23, 1994                     10,000              0.3100             B
June 23, 1994                      5,000              0.6300             B
June 23, 1994                     10,000              0.6300             B
June 23, 1994                      5,000              0.6300             B
June 23, 1994                      5,000              0.6300             B
June 23, 1994                     10,000              0.6300             B
June 23, 1994                     20,000              0.6300             B
June 23, 1994                     15,000              0.6300             B
June 23, 1994                      5,000              0.6300             B
July 12, 1994                     10,000              1.8330             B
August 30, 1994                   -5,000              2.1580             S
August 30, 1994                   -5,000              2.1580             S
August 30, 1994                   -5,000              2.1580             S
August 30, 1994                   -5,000              2.1580             S
August 30, 1994                  -10,000              2.1580             S
August 30, 1994                   -8,000              2.1580             S
February 13, 1995                 -3,600              0.5000             S

----------------
*   Shares held on this date as reported in the Manager's original filing on
    Schedule 13D   filed with the Commission on April 1, 1994.



                               Page 12 of 18 Pages

February 15, 1995                   -500              0.5000              S
February 23, 1995                 -5,900              0.4375              S
February 23, 1995                  5,900              0.4375              B
March 8, 1995                     -5,000              0.5000              S
March 17, 1995                   -25,000              0.2500              S
March 17, 1995                    25,000              0.2500              B
May 16, 1995                      -1,000              0.2500              S
May 22, 1995                     -15,000              0.4375              S
June 28, 1995                     -1,500              0.4375              S
June 29, 1995                    -40,000              0.4375              S
June 29, 1995                      5,000              0.4375              S
June 29, 1995                     40,000              0.4375              B
June 29, 1995                      5,000              0.4375              B
July 3, 1995                     -55,000              0.5000              S
August 28, 1995                   -2,500              0.2813              S
September 7, 1995                -23,100              1.0000              S
September 8, 1995                 -9,200              1.0000              S
September 20, 1995                -3,000              1.0000              S
September 21, 1995                -5,000              1.0000              S
September 22, 1995               -15,000              1.0000              S
September 22, 1995                -9,700              1.0000              S
September 25, 1995                -8,400              1.4256              S
September 26, 1995               -20,000              1.3750              S
September 26, 1995                -5,500              1.3750              S
February 27, 1997                 -2,000              0.3037              S
February 27, 1997                 -2,000              0.3037              S
March 4, 1997                       -900              0.3037              S
March 7, 1997                       -100              0.3000              S
March 14, 1997                    -2,000              0.2950              S
April 24, 1997                   -15,000              0.1875              S
April 24, 1997                    -1,000              0.1875              S
April 24, 1997                    15,000              0.1875              B
April 24, 1997                     1,000              0.1875              B
April 29, 1997                    -5,000              0.2500              S
April 29, 1997                     5,000              0.2500              B
April 8, 1998                    -20,000              0.1233              S
April 8, 1998                       -900              0.1233              S
April 16, 1998                   -20,000              0.1250              S
May 5, 1998                       -5,000              0.0937              S
August 10, 1998                   -1,000              0.0400              S
August 14, 1998                 -103,500              0.0400              S
April 14, 1999                    -5,000              0.1500              S
April 14, 1999                     5,000              0.1500              B



                               Page 13 of 18 Pages

October 1, 1999                  -10,000              0.0500              S
October 1, 1999                   -4,700              0.0500              S
August 9, 2000                    -5,000              0.1189              S
December 14, 2000                -35,000              0.0500              S
December 21, 2000                -25,000              0.0500              S
December 21, 2000                -40,000              0.0500              S
December 21, 2000                -10,000              0.0500              S
December 21, 2000                -35,000              0.0500              S
December 21, 2000                 -5,000              0.0500              S
December 21, 2000                -30,000              0.0500              S
December 21, 2000                 -3,000              0.0500              S
December 21, 2000                -60,000              0.0500              S
December 21, 2000                -25,000              0.0500              S
April 11, 2001                    -5,000              0.0500              S
May 2, 2001                      -10,000              0.0500              S
July 19, 2001                    -10,000              0.0500              S






                               Page 14 of 18 Pages

2. Shares Withdrawn From Management


DATE                             NUMBER OF SHARES              PRICE PER SHARE
----                             ----------------              ---------------
January 18, 1995                       -28,000                 Delivery
February 14, 1995                      -10,000                 Delivery
March 13, 1995                          -5,000                 Delivery
April 6, 1995                           25,000                 Delivery
April 30, 1995                         -20,000                 Delivery
May 4, 1995                            -15,000                 Delivery
May 27, 1995                           -55,000                 Delivery
August 4, 1995                         -15,000                 Delivery
August 22, 1995                          5,000                 Delivery
September 11, 1995                     -20,000                 Delivery
September 22, 1995                     -15,000                 Delivery
March 17, 1996                          -5,000                 Delivery
April 30, 1996                         -20,000                 Delivery
May 17, 1996                            10,000                 Delivery
September 12, 1996                     -10,000                 Delivery
September 27, 1996                    -105,000                 Delivery
January 24, 1997                       -23,000                 Delivery
August 4, 1997                         -35,000                 Delivery
July 11, 1997                          -80,000                 Delivery
August 4, 1997                         -35,000                 Delivery
August 6, 1997                          -5,000                 Delivery
October 21, 1997                         5,000                 Delivery
October 21, 1997                        -5,000                 Delivery
January 21, 1998                       -15,000                 Delivery
February 25, 1998                     -121,700                 Delivery
April 20, 1998                         -38,000                 Delivery
July 31, 1998                          -25,000                 Delivery
July 31, 1998                          -35,000                 Delivery
August 4, 1998                         -15,000                 Delivery
September 22, 1999                    -100,000                 Delivery
March 15, 1999                         -35,000                 Delivery
September 8, 1999                      -20,000                 Delivery
October 13, 1999                       -15,000                 Delivery
January 6, 2000                        -10,000                 Delivery
February 4, 2000                       -31,900                 Delivery
June 13, 2000                          -40,000                 Delivery
June 13, 2000                           -5,000                 Delivery
August 9, 2000                         -70,000                 Delivery
May 18, 2001                           -25,000                 Delivery

TOTAL AT OCTOBER 31, 2001            1,472,300
after all purchases, sales
and withdrawals from
management

                               Page 15 of 18 Pages

                                 MANAGER SHARES
                                 --------------

      DATE                 NUMBER OF SHARES     PRICE PER SHARE      BOUGHT/SOLD
      ----                 ----------------     ---------------      -----------

MARCH 02, 1994*                 50,000
September 12, 1996             -50,000               1.3750               S
October 1, 1999                  4,700               0.0500               B
October 1, 1999                 10,000               0.0500               B
December 21, 2000               10,000               0.0500               B
December 21, 2000              120,000               0.0500               B
December 21, 2000               85,000               0.0500               B
December 21, 2000                3,000               0.0500               B
July 19, 2001                   10,000               0.0500               B

TOTAL AT OCTOBER 31, 2001      242,700

----------
*    Shares held on this date as reported in the Manager's original filing on
     Schedule 13D filed with the Commission on April 1, 1994.






                               Page 16 of 18 Pages

                                                                      SCHEDULE C


                                CLIENT DEBENTURES
                                -----------------
1. Debentures Purchased or Sold

    DATE             DEBENTURE VALUE ($)   AT %       BOUGHT/SOLD/EXCHANGED
    ----             -------------------   ----       ---------------------

August 14, 1994           7,750,000         100       E
September 20, 1994        1,750,000         100       B (on behalf of clients)
                     ----------------------------------------------------------
                          9,500,000
February 13, 1995           -35,000          75       S
February 13, 1995            10,000          75       B
February 13, 1995             5,000          75       B
February 13, 1995             5,000          75       B
February 13, 1995             5,000          75       B
February 13, 1995            10,000          75       B
February 8, 1995             15,000          80       B
February 8, 1995            -15,000          80       S
September 13, 1996           10,000          93       B
September 13, 1996          -10,000          93       S
November 6, 1996             25,000         100       B
November 6, 1996            -25,000         100       S
February 3, 1997             30,000          75       B
February 3, 1997             30,000          75       B
February 3, 1997            -50,000          75       S
February 3, 1997            -10,000          75       S
September 11, 1997          -40,000          97       S
September 11, 1997           40,000          97       B
December 4, 1997            -10,000         64.5      S
December 4, 1997             10,000         64.5      B
February 25, 1998            30,000          30       B
February 25, 1998           -30,000          30       S
May, 1998                  -300,000        33.33      S
October 1, 1999             -30,000          30       S
October 18, 1999            -20,000          30       S
October, 1999              -100,000        33.33      S
July 28, 2000              -100,000          25       S
December 21, 2000           -80,000          30       S
December 21, 2000           -15,000          30       S
December 22, 2000          -275,000          30       S
July 24, 2001               -50,000        63.77      S
August 28, 2001             -15,000          30       S




                               Page 17 of 18 Pages

2. Debentures Withdrawn From Management


      DATE                  DEBENTURE VALUE ($)
      ----                  -------------------
 February 14, 1995               20,000
     April 6, 1995               25,000
       May 4, 1995               15,000
      May 27, 1995               75,000
September 11, 1995               30,000
September 22, 1995               15,000
 December 14, 1995              200,000
    April 23, 1996               30,000
     June 13, 1996               50,000
September 10, 1996               20,000
September 27, 1996              180,000
     June 20, 1997               30,000
    August 4, 1997               45,000
   October 9, 1997              135,000
  December 4, 1997               10,000
  January 21, 1998               50,000
     July 13, 1998               80,000
    August 4, 1998               10,000
       May 5, 1999               40,000
   January 6, 2000               50,000
    April 20, 2000               25,000
    August 9, 2000               40,000
   August 14, 2000               25,000
      May 16, 2001               15,000

TOTAL AT OCTOBER 31, 2001     7,300,000


                               MANAGER DEBENTURES
                               ------------------

      DATE                   DEBENTURE VALUE ($)   AT %    BOUGHT/SOLD/EXCHANGED
      ----                   -------------------   ----    ---------------------
 October 1, 1999                   30,000          30      B
 October 18, 1999                  20,000          30      B
 July 28, 2000                    100,000          25      B
 December 21, 2000                 80,000          30      B
 December 21, 2000                 15,000          30      B
 December 22, 2000                275,000          30      B
 July 24, 2001                     50,000        63.77     B
 August 28, 2001                   15,000          30      B
 TOTAL AT OCTOBER 31, 2001        585,000




                               Page 18 of 18 Pages